May 1, 2026

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Eddie Kim

Re:	Wellgistics Health, Inc.
Registration Statement on Form S-3
Filed April 15, 2026
File No. 333-295078

Dear Mr. Kim:

This response letter (this “Response”) is submitted on behalf of Wellgistics Health, Inc. (the “Company”) in response to the comment that the Company received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) in a letter dated April 23, 2026 (the “Comment Letter”), with respect to the Company’s Registration Statement on Form S-3 (the “Registration Statement”), filed with the SEC on April 15, 2026.

For reference purposes, the Staff’s comment from the Comment Letter is set forth in bold text below, followed by the Company’s response. All capitalized terms used but not defined in this Response have the meanings ascribed to them in the Registration Statement.

Registration Statement on Form S-3 filed April 15, 2026

General

1.	It does not appears that you meet the eligibility requirement set forth in General Instruction I.A.3(b) of Form S-3. In this regard, we note that the Form 8-K filed on February 13, 2026, does not appear to have been timely filed, given that it relates, in part, to a reportable event that occurred on February 4, 2026. Please explain why you believe you are eligible to use Form S-3 to register this offering, or amend your registration statement to file on an appropriate form.

Response: The Company respectfully advises the Staff that it believes it satisfies the eligibility requirement of General Instruction I.A.3(b) of Form S-3. As discussed below, the Company determined in good faith that the triggering event for purposes of the Current Report on Form 8-K filed on February 13, 2026 (the “February 13 Form 8-K”) occurred on February 9, 2026, when the Company entered into that certain Amendment to Settlement Agreement and Stipulation by and between the Company and Silverback Capital Corporation, a Delaware corporation (the “Amended Settlement Agreement”) .

In evaluating the timing of its reporting obligation under Item 1.01 of Form 8-K, the Company focused on the point at which it entered into a material definitive agreement governing the settlement arrangement. On February 9, 2026, the Company entered into the Amended Settlement Agreement, which established the operative and binding terms governing the settlement between the parties. The Amended Settlement Agreement reflects the definitive agreement setting forth the material rights and obligations of the parties and is the agreement described in the February 13 Form 8-K. The Company determined that the execution of the Amended Settlement Agreement constituted the relevant “entry into a material definitive agreement” for purposes of Item 1.01 of Form 8-K. In making this determination, the Company considered the substance of the arrangement being disclosed and concluded that the Amended Settlement Agreement represented the point at which the material terms of the settlement were finalized and became operative.

Prior to February 9, 2026, the settlement process remained dynamic, and the parties were continuing to evaluate and negotiate aspects of the settlement arrangement. As a result, the Company did not view earlier developments in the process as constituting the entry into a material definitive agreement requiring disclosure under Item 1.01. Consistent with this view, the Company focused its disclosure on the agreement that ultimately established the definitive and operative terms governing the settlement.

Based on the Company’s determination, which was made in consultation with counsel, that February 9, 2026 was the triggering event date, the February 13 Form 8-K was filed within four business days of that date and therefore timely under the requirements of Form 8-K.

The Company respectfully notes that General Instruction I.A.3(b) of Form S-3 requires that the registrant has filed in a timely manner all reports required to be filed under the Securities Exchange Act of 1934 (the “Exchange Act”) during the preceding 12 calendar months. Based on the analysis above, the Company believes that the February 13 Form 8-K was timely filed and therefore does not impair the Company’s eligibility to use Form S-3.

In addition, the Company respectfully submits that the February 13 Form 8-K reflects a good-faith determination of the applicable trigger date based on the facts and circumstances and the substance of the disclosed transaction. The Company has otherwise consistently complied with its reporting obligations under the Exchange Act, and the Staff’s comment relates to a facts-and-circumstances determination regarding the timing of entry into a material definitive agreement under Item 1.01, rather than a failure to file a required report.

To facilitate the Staff’s review and resolve any ambiguity regarding the timing analysis, the Company is prepared, if the Staff so requests, to file an amendment to the February 13 Form 8-K to clarify that the Company determined the reportable event date to be February 9, 2026, corresponding to its entry into the Amended Settlement Agreement, and to conform the “date of earliest event reported” on the cover page accordingly. The Company respectfully notes that any such amendment would be clarifying in nature and would not reflect a change in the substance of the disclosure or an acknowledgment that the original filing was untimely.

For the foregoing reasons, the Company respectfully submits that it meets the eligibility requirements of Form S-3. The Company would be pleased to provide any additional information the Staff may require or to discuss this matter further at the Staff’s convenience.

WELLGISTICS HEALTH, INC.

By:	/s/ Prashant Patel
Prashant Patel, President